UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

EXTENDED SYSTEMS INCORPORATED

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

301973103

(CUSIP Number)

Daniel R. Carl
Sybase, Inc.
One Sybase Drive
Dublin, California 94568
Telephone: (925) 236-5000

Copy to

Michael S. Dorf, Esq.
O'Melveny & Myers LLP
275 Battery Street, Suite 2600
San Francisco, California 94111
(415) 984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 301973103

1.	Name of Reporting Person: Sybase, Inc.		I.R.S. Identification Nos. of above persons (entities only): 94-2951005

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,972,891 (1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,972,891(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.22%(2)

14.	Type of Reporting Person (See Instructions): CO

(1)	2,972,891 shares of Extended Systems Incorporated common stock are subject to Company Voting Agreements entered into between Sybase, Inc. and certain stockholders of Extended Systems Incorporated (discussed in Items 3 and 4 below), of which 694,356 shares are issuable upon exercise of outstanding options which are either vested or will vest within sixty days of July 28, 2005.

(2)	Based on the number of shares of Extended Systems Incorporated common stock outstanding as of July 28, 2005 (as represented by Extended Systems Incorporated in the Merger Agreement discussed in Item 4 below), the number of shares of Extended Systems Incorporated common stock indicated, including the shares of Extended Systems Incorporated common stock subject to options that are exercisable within sixty days of July 28, 2005, represents approximately 18.22% of the outstanding Extended Systems Incorporated common stock.

     Neither the filing of this Schedule 13D nor any of its contents shall be construed as an admission by Sybase, Inc. that it is the beneficial owner of any of the common stock of Extended Systems Incorporated referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.
ITEM 1. SECURITY AND ISSUER
     This statement on Schedule 13D relates to the common stock, par value $0.001 per share, of Extended Systems Incorporated, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5777 North Meeker Avenue, Boise, Idaho 83713.
ITEM 2. IDENTITY AND BACKGROUND
     (a) The name of the person filing this statement is Sybase, Inc., a Delaware corporation (“Sybase”).
     (b) The address of Sybase’s principal office and principal business is One Sybase Drive, Dublin, California 94568.
     (c) Sybase develops and markets software solutions for enterprise, mobile and wireless information management and data integration.
     (d) Neither Sybase nor, to Sybase’s knowledge, any person named in Schedule A hereto is required to disclose legal proceedings pursuant to Item 2(d).
     (e) Neither Sybase nor, to Sybase’s knowledge, any person named in Schedule A hereto is required to disclose legal proceedings pursuant to Item 2(e).
     (f) With the exceptions of Cecilia Claudio, who is a citizen of Portugal, Terry Stepien, who is a citizen of Canada, and Thomas Volk, who is a citizen of Germany, to Sybase’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.
     Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address, of each of Sybase’s directors and executive officers as of the date hereof.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     As an inducement for Sybase to enter into the Merger Agreement described in Item 4 and in consideration thereof, certain directors and executive officers of the Issuer entered into Company Voting Agreements (collectively, the “Directors and Officers Voting Agreements”) and certain founders of the Issuer entered into Company Voting Agreements (collectively, the “Founders Voting Agreements” and, together with the Directors and Officers Voting Agreements, the “Company Voting Agreements”) with Sybase (discussed in Item 4 below). Sybase did not pay additional consideration to such directors, executive officers and founders of the Issuer in connection with the execution and delivery of the Company Voting Agreements. In addition, within the Company Voting Agreements, such directors, executive officers and founders of the Issuer granted Sybase an irrevocable proxy with respect to the Issuer securities covered by the Company Voting Agreements.
     References to, and descriptions of, the Merger (discussed in Item 4 below), the Merger Agreement and the Company Voting Agreements, as set forth herein, are qualified in their entirety by reference to the copies of the Merger Agreement and the forms of Directors and Officers Voting Agreement and Founders Voting Agreement, respectively, included as Exhibits 99.1, 99.2, and 99.3, respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4. PURPOSE OF TRANSACTION
     (a)-(b) Pursuant to the Company Voting Agreements, dated as of July 28, 2005, among Sybase and certain stockholders of the Issuer listed on Schedule B hereto (collectively, the “Stockholders”), Sybase may be deemed to be the beneficial owner of 2,972,891 shares of Issuer common stock (collectively, the “Subject Shares”). Sybase and the Stockholders entered into the Company Voting Agreements to induce Sybase to enter into the Agreement and Plan of Merger, dated as of July 28, 2005 (the “Merger Agreement”), by and among Sybase, Ernst Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Sybase (“Merger Sub”), and the Issuer. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger as a wholly owned subsidiary of Sybase (the “Surviving Corporation”). In the Merger, each share of Issuer common stock will be converted into the right to receive cash, without interest, in an amount equal to $4.460847 per share. The Merger is subject to regulatory approval, requisite approval by the stockholders of the Issuer and other specified closing conditions.
     The Company Voting Agreements were entered into as a condition to the willingness of Sybase to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer’s stockholders required in connection with the Merger will be obtained. Pursuant to the terms of the Company Voting Agreements, any shares of capital stock of the Issuer acquired by any Stockholder after the date of the Company Voting Agreements and during the term of the Company Voting Agreements (including any stock options, warrants or similar instruments) will be subject to the Company Voting Agreements. Accordingly, any such acquisition of shares of capital stock of the Issuer by any Stockholder may result in Sybase being deemed to acquire beneficial ownership of additional securities of the Issuer.
     Pursuant to the Company Voting Agreements, the Stockholders, with respect to the Subject Shares (and any additional shares of capital stock or other securities of the Issuer acquired by any Stockholder after the date of the Company Voting Agreements and during the term of the Company Voting Agreements), have agreed, among other things, not to cause or permit any Transfer (as defined in Section 1(d) of the Company Voting Agreements) of any of the shares to be effected or make any offer regarding any Transfer of any such shares except (i) in connection with the exercise (cashless or otherwise) of options to acquire shares of Extended Systems common stock in an amount that is sufficient to satisfy the payment of any transaction costs and any tax liability incurred by that Stockholder in connection with that exercise, (ii) to a family member or trust for estate planning purposes, provided the transferee has agreed in writing to be bound by the terms of the Company Voting Agreements (including by granting a proxy as contemplated thereby) and to hold such shares subject to all the terms and provisions of Company Voting Agreements, (iii) to a personal representative or executor of the Stockholder in the event of his death or (iv) pursuant to, and in accordance with, the terms of the Stockholder’s 10b5-1 plan or arrangement with Extended Systems, if any, as in effect as of the date of the Company Voting Agreement. The Founders Voting Agreement also permits transactions effected on a national securities exchange or through the Nasdaq Stock Market so long as the number of shares so transferred does not exceed a specified amount.
     Pursuant to the Company Voting Agreements, the Stockholders, with respect to the Subject Shares (and any additional shares of capital stock or other securities of the Issuer acquired by any Stockholder after the date of the Company Voting Agreements and during the term of the Company Voting Agreements), have agreed, among other things, (i) not to deposit, or permit the deposit of, any shares in a voting trust, grant any proxy in respect of the shares, or enter into any voting agreement or similar arrangement, commitment or understanding inconsistent with the terms of the Company Voting Agreements; (ii) to vote in favor of the approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement; (iii) to vote against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement and against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of Extended Systems in the Merger Agreement; (iv) to vote against any other extraordinary corporate transaction involving the Issuer or any of its subsidiaries (such as a merger, reorganization, sale or transfer of a significant amount of assets or material change in capitalization) or any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and (v) to vote in favor of waiving any notice that may have been or may be required relating to any extraordinary corporate transaction involving the Issuer or any of its subsidiaries.

     In addition, pursuant to the Directors and Officers Voting Agreements, such directors and executive officers have acknowledged that they are aware of and have read the covenants regarding non-solicitation contained in the Merger Agreement.
     Further, pursuant to Section 4 of the Company Voting Agreements, each Stockholder has irrevocably appointed members of the Board of Directors of Sybase, and each of them, as the sole and exclusive attorneys-in-fact and proxies of each Stockholder (the “Attorneys”), with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the Stockholder is entitled to do so) with respect to all of the shares of capital stock of Issuer that were then or thereafter may be beneficially owned by the Stockholder, and any and all other shares or securities of Issuer issued or issuable in respect thereof on or after the date of the Company Voting Agreements in accordance with the terms of the Company Voting Agreements. The names of each Stockholder and the number of Subject Shares beneficially owned by each Stockholder, are set forth on Schedule B hereto.
     In exercising the right to vote the Subject Shares as the sole and exclusive attorneys and proxies of the Stockholders, the Attorneys’ rights are limited to voting the Subject Shares in the manner set forth above, and pursuant to Section 3 of the Company Voting Agreements.
     The Company Voting Agreements expire upon the earlier of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, or (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.
     References to, and descriptions of, the Merger Agreement and the Company Voting Agreements, as set forth herein, are qualified in their entirety by reference to the copies of the Merger Agreement and the forms of Directors and Officers Voting Agreement and Founders Voting Agreement, respectively, included as Exhibits 99.1, 99.2 and 99.3, respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.
     (c) Not applicable.
     (d) Upon consummation of the Merger, the initial directors of the Surviving Corporation shall be the existing directors of Merger Sub as of immediately prior to the consummation of the Merger, until their respective successors are duly elected or appointed and qualified. The existing directors of Merger Sub are Martin Beard and Daniel Carl. The initial officers of the Surviving Corporation shall be the existing officers of Merger Sub as of immediately prior to the consummation of the Merger. The existing officers of Merger Sub are Martin Beard, President, and Daniel Carl, Secretary.
     (e) Other than as a result of the Merger described in this Item 4, not applicable.
     (f) Not applicable.
     (g) Upon consummation of the Merger, the initial Certificate of Incorporation of the Issuer shall be amended and restated to be the same as the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, until thereafter amended. The initial name of the Surviving Corporation shall be Extended Systems Incorporated. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.
     (h) - (i) Upon consummation of the Merger, Issuer common stock will be delisted from The Nasdaq Stock Market Inc. and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
     (j) Other than as described above, Sybase currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D (although Sybase reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a)-(b) As a result of the Company Voting Agreements, Sybase may be deemed to be the beneficial owner of the Subject Shares. The Subject Shares (which include 694,356 shares of common stock subject to options that are exercisable within sixty days of July 28, 2005) constitute approximately 18.22% of the issued and outstanding shares of Issuer common stock, based on 16,318,091 shares of Issuer common stock issued and outstanding at the close of business on July 28, 2005 (based on the Issuer’s representation in the Merger Agreement that there were 15,623,735 shares of Issuer common stock issued and outstanding at the close of business on July 28, 2005, and 694,356 shares of Issuer common stock subject to options that are exercisable by the stockholders within sixty days of July 28, 2005). Sybase may be deemed to have the shared power to vote the Subject Shares with respect to those matters described in Item 4 above. However, Sybase is not entitled to any rights as a stockholder of Issuer as to the Subject Shares and expressly disclaims any beneficial ownership of the shares covered by the Company Voting Agreements. Sybase does not have the power to dispose of the Subject Shares.
     (c) Neither Sybase nor, to the knowledge of Sybase, any person named in Schedule A has effected any transaction in the Issuer common stock during the past sixty days.
     (d) To the knowledge of Sybase, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities of Issuer.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of Sybase, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS
     The following documents are filed as exhibits:

Exhibit
Number	Exhibit Name
99.1	Agreement and Plan of Merger dated as of July 28, 2005, by and among Sybase, Inc., a Delaware corporation, Ernst Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Sybase, Inc., and Extended Systems Incorporated, a Delaware corporation.

99.2	Form of Directors and Officers Voting Agreement dated as of July 28, 2005, which has been entered into between Sybase, Inc., a Delaware corporation, and certain directors and executive officers of Extended Systems Incorporated, a Delaware corporation, listed on Schedule B hereto.

99.3	Form of Founders Voting Agreement dated as of July 28, 2005, which has been entered into between Sybase, Inc., a Delaware corporation, and certain founders of Extended Systems Incorporated, a Delaware corporation, listed on Schedule B hereto.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYBASE, INC.,

By: /s/ Daniel R. Carl

Name: Daniel R. Carl
Title: Vice President, General Counsel and Secretary
Dated: August 8, 2005

EXHIBIT INDEX

Exhibit
Number	Exhibit Name
99.1	Agreement and Plan of Merger dated as of July 28, 2005, by and among Sybase, Inc., a Delaware corporation, Ernst Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Sybase, Inc., and Extended Systems Incorporated, a Delaware corporation.

99.2	Form of Directors and Officers Voting Agreement dated as of July 28, 2005, which has been entered into between Sybase, Inc., a Delaware corporation, and the directors and executive officers of Extended Systems Incorporated, a Delaware corporation, listed on Schedule B hereto.

99.3	Form of Founders Voting Agreement dated as of July 28, 2005, which has been entered into between Sybase, Inc., a Delaware corporation, and certain founders of Extended Systems Incorporated, a Delaware corporation, listed on Schedule B hereto.

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF SYBASE, INC.
     The following is the list of the directors and executive officers of Sybase. Unless otherwise indicated, all directors and officers listed below are citizens of the United States and employed by Sybase. The principal address of Sybase, and unless otherwise indicated below, the current business address for each individual listed below is One Sybase Drive, Dublin, California 94568.
Board of Directors of Sybase, Inc.

Name and Business Address	Present Principal Occupation
John S. Chen	Chairman of the Board of Directors, Chief Executive Officer and President
Richard C. Alberding	Retired, Executive Vice President, Hewlett-Packard Company
Cecilia Claudio (1)	Chief Information Officer and Vice President of Align Technology, Inc.
L. William Krause (2)	President of LWK Ventures and Chairman of the Board of Caspian Networks, Inc.
Alan B. Salisbury	Management consultant to the IT industry
Robert P. Wayman (3)	Chief Financial Officer and member of the Board of Hewlett-Packard Company
Linda K. Yates	Founder and Former Chief Executive Officer of Strategos, and current Henry Crown Fellow with the Aspen Institute
Jack E. Sum	Retired, Partner, PricewaterhouseCoopers
Executive Officers of Sybase, Inc.

Name and Business Address	Present Principal Occupation
John S. Chen	Chairman of the Board of Directors, Chief Executive Officer and President
Marty Beard	Senior Vice President, Corporate Development and Marketing
Steve Capelli	Senior Vice President and General Manager, North American Operations
Daniel R. Carl	Vice President, General Counsel and Secretary
Richard J. Moore	President and COO Financial Fusion, Inc.
Dr. Raj Nathan	Senior Vice President, Information Technology Solutions Group
Jeff G. Ross	Vice President and Corporate Controller
Terry Stepien (4)	President, iAnywhere Solutions, Inc.
Pieter A. Van der Vorst	Senior Vice President and Chief Financial Officer
Thomas Volk (5)	Executive Vice President International Field Operations
Nita C. White-Ivy	Vice President, Worldwide Human Resources

(1)	Cecilia Claudio is a citizen of Portugal and her business address at Align Technology, Inc. is 821 Martin Avenue, Santa Clara, CA 95050.

(2)	William Krause’s business address at Caspian Networks, Inc. is 170 Baytech Drive, San Jose, CA 95134.

(3)	Robert Wayman’s business address at Hewlett-Packard Company is 3000 Hanover Street, Palo Alto, CA 94304.

(4)	Terry Stepien is a citizen of Canada.

(5)	Thomas Volk is a citizen of Germany.

SCHEDULE B
EXTENDED SYSTEMS INCORPORATED
VOTING AGREEMENTS
THE INFORMATION IN THIS SCHEDULE IS BASED ON
INFORMATION PROVIDED BY EXTENDED SYSTEMS TO SYBASE
     The following is the list of the holders of common stock of Extended Systems who entered into Company Voting Agreements with Sybase on July 28, 2005. The information in this schedule is based upon information provided by Extended Systems to Sybase.
Board of Directors

		Percentage of
	Shares of Extended Systems	Extended Systems Common
	Common Stock	Stock Beneficially
Stockholder	Beneficially Owned (1)	Owned
James Bean (2)	24,717	*
Robert Frankenberg (3)	28,242	*
Ralph Godfrey (4)	23,883	*
Klaus-Dieter Laidig (5)	15,305	*
Jody Olson (6)	31,983	*
Raymond Smelek (7)	213,249	1.36%
Executive Officers

		Percentage of
	Shares of Extended Systems	Extended Systems Common
	Common Stock	Stock Beneficially
Stockholder	Beneficially Owned (1)	Owned
Neal Benz	0	*
Nigel Doust (8)	63,340	*
Val Heusinkveld (9)	47,332	*
Charles Jepson (10)	374,776	2.34%
Gregory Pappas (11)	24,790	*
Mark Willnerd (12)	61,649	*
Founders

		Percentage of
	Shares of Extended Systems	Extended Systems Common
	Common Stock	Stock Beneficially
Stockholder	Beneficially Owned (1)	Owned
Charles Jopson (14)	991,164	6.34%
Doug Winterrowd (15)	1,072,461	6.86%

*	Holds less than 1%

(1)	Information with respect to “beneficial ownership” shown in the table above is based on information supplied by the directors and executive officers and certain founders of Extended Systems and filings made with the Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. All the shares of common stock shown as beneficially owned by the persons named in the table include shares of common stock subject to options that may be exercised within sixty days of July 28, 2005. The percentage of beneficial ownership is based on 15,623,735 shares of common stock outstanding as of July 28, 2005 and includes shares of common stock subject to options that may be exercised within sixty days of July 28, 2005.

(2)	Includes 15,417 shares subject to options exercisable within sixty days of July 28, 2005.

(3)	Includes 14,583 shares subject to options exercisable within sixty days of July 28, 2005.

(4)	Includes 14,583 shares subject to options exercisable within sixty days of July 28, 2005.

(5)	Includes 9,445 shares subject to options exercisable within sixty days of July 28, 2005.

(6)	Includes 15,417 shares subject to options exercisable within sixty days of July 28, 2005.

(7)	Includes:
•	72,854 shares subject to options exercisable within sixty days of July 28, 2005

•	15,866 shares held by Smelek Family Foundation

•	15,752 shares held by IRA FBO Raymond A. Smelek

•	1,942 shares held by Smelek & Associates
(8)	Includes 59,963 shares subject to options exercisable within sixty days of July 28, 2005.

(9)	Includes 46,083 shares subject to options exercisable within sixty days of July 28, 2005.

(10)	Includes 365,832 shares subject to options exercisable within sixty days of July 28, 2005.

(11)	Includes 24,790 shares subject to options exercisable within sixty days of July 28, 2005.

(12)	Includes:
•	54,431 shares subject to options exercisable within sixty days of July 28, 2005

•	97 shares held by the spouse of Mark Willnerd
(13)	The number of shares is based on the number of shares represented as being beneficially owned in the Company Voting Agreement signed by Charles Jopson

(14)	Includes:
•	958 shares subject to options exercisable within sixty days of July 28, 2005

•	28,846 shares held by IRA FBO Douglas B. Winterrowd

•	130,000 shares held by Trustee of Douglas & Eileen Winterrowd Education Trust